1 Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) Transcript of the International Game Technology PLC Fireside Chat Aired June 13, 2024 George Morse Director, People Communication at IGT Alright, well good morning, good afternoon and good evening everybody! Thank you so much for joining us today for the initial airing of our fireside chat. We are going to start our program in just a moment but before we do, please remember this is a Microsoft town hall event. That means your microphones are automatically muted and your cameras are automatically turned off. Today’s event was recorded last month at IGT’s office in Las Vegas, Nevada, so we will not be taking live questions during the event though the Q&A channel is open for your feedback. If you experience any technical issues during the event — if your video freezes or your audio cuts out — please exit and rejoin the session. If the problems persist or if you wish to view today’s presentation again, please know this recording will be made available later today on the OneIGT homepage and our strategic evaluation microsite. With that said, I am happy to start today’s presentation following a brief pause. Vince Sadusky Chief Executive Officer of IGT Welcome, everybody, and thanks for paying attention and being here with us today. We're really excited to have some time together and give you an update as to what's gone on in the three months or so since we announced our exciting separation of our gaming business from our lottery business and the combination of gaming with Everi. Today we've assembled our fearless leaders from around the company, and we've actually had some changes as well in our organizational, our executive structure. So, sitting to my right, my far right, we have our king of iGaming, Gil, leading up that endeavor. Renato is in his position now of leading of up our lottery organization, formally of course, leading up our gaming organization. We've got Dorothy, all things people. Over here to my left, we've got Fabio, our head of strategy and soon to be CFO of the combined gaming entity. Nick, who's now heading up gaming, and we've got Max here, of course, our fearless CFO leader. So, what we thought we'd do today is change the format up a little bit. We thought it would be fun to really just take questions. We've heard from all of you that the question and answer part of our conversations we've had in the past is really the thing that you deem the most valuable. And, with a lot of questions pending around the transaction closing, that's where the vast majority of the questions have come in. Just to step back, three months ago, we announced our transaction. Again, the reason for the transaction was to allow the lottery business and the gaming business to really run at their own pace. They're very different businesses, as we all know. The feedback we've gotten overall from investors, from customers, and certainly from folks, all of you working in the organization has been one of excitement. This is really great, having

2 the ability to have a lottery business compete solely with other lottery companies, and the same for the gaming entity, including the added scale and scope and product alignment that we've got with Everi, and that combination is, really, really exciting. We've been as I say, about 90 days into this and not everyone sees all that work that's taking place but there's been a lot of work that's been going on in making plans for the separation and we want to use today as an opportunity to give you a little sense of that and to answer some questions. So, I want to first talk about process, where are we in the actual separation of the businesses? What's the timing? And rather than a specific question, really hand it over to Fabio and let him give you his insight as to how the process is moving along. Fabio Celadon Executive Vice President, Strategy and Corporate Development at IGT Thank you, Vince. we've had obviously a number of questions on the process. It's a very complicated one so no surprise that people are confused and there are several questions. So, there's a couple of things that I think are important for us to remember. First of all, for a clean separation to happen, it's important for us to ensure that we package all of the activities and businesses that belong to our gaming business and PlayDigital businesses and spin that business off to shareholders. That's the only way for the two organizations to be totally separate from a corporate structure standpoint, and then the second step will be a merger of SpinCo with Everi. From an operational standpoint, that obviously means that we need to undo that set of shared services that we have that support both organizations. So, we have corporate functions like accounting, like I.T. that serve all of the businesses that form part of our portfolio. And obviously, we need to separate those activities. And then we have platforms that are in common to all businesses, think about SharePoint, for instance. So, all of that requires the standing up of two completely independent and separate organizations and that is what we're focused on in terms of the actual separation. Once that's done and we can spin SpinCo off to shareholders, then we'll have to integrate that with the Everi organization. Now, Everi and SpinCo, will have different starting points in terms of platform, in terms of operations, in terms of functions at a corporate level and, and those different starting points will have to come together for the business that we operate as one company, so that's the sort of integration step in the process. I realized that one of the things that we've talked about, we keep using these SpinCo and RemainCo names, it's really for convenience. There's nothing in RemainCo that suggests that some of us will be left behind. In fact, it's going to be a great opportunity for the lottery business to rename itself and rebrand itself as Renato will talk about. But it is a way for people to sort of refer to an organization that, in fact, is not undergoing a structural change. The shareholders of IGT today will continue to own 100% of the lottery business, whereas the SpinCo business will end up undergoing a change and our shareholders will end up owning 54% of that, which is why we use this terminology. Vince Sadusky Great. Okay. Well, I will act as the interviewer here today and ask the questions that have been posed from all of you. So, before we leave Fabio, someone had observed that we've communicated to folks throughout the organization as to whether they're going to be with the lottery business and with gaming. For the vast majority of people, that's pretty clear. But someone was asking, what's the timetable for letting everyone know what the organizational structure is, the reporting structure, the organizational design for each entity?

3 Fabio Celadon Yeah, that's an important question. So, we got to the point where some of our separation activities would require identifying specifically what bucket or which bucket every one of us would end up in. And so, it was important for us to ensure that, you know, everybody would be communicated to by their supervisors, that they wouldn't sort of find out from separation activity teams that would reach out to them otherwise. At the same time, though, we haven't really completed all of the planning that will be required for the new organization of MergeCo to be in place. And also, on the lottery side, there will be some resetting of some functions as well. So, as we progress our work through the planning of all of this, some of these decisions will become clearer and that's when the actual organizational design, team, makeup and reporting lines will be clarified and people will get to know more about the future. But, as we committed since the very beginning, we will continue to communicate as information becomes available and we're in a position to do so. That's our commitment. Vince Sadusky All right. Sounds good. In the meantime, if you're making great games, continue to make great games. If you're interacting with customers, continue to interact with customers, etc. Yes. I'll shift on over to Renato. Fabio had mentioned the potential rebranding of lottery, and we think about this tremendous reputation that we've enjoyed for a long period of time in lottery. The world's evolving, you know, the interaction digitally is something that's more and more prevalent, and with the separation, a lot of the focus has been on the combination with Everi on the gaming side. But of course, we are very excited about the opportunity to continue to grow our incredible reputation on the lottery side and continue to figure out ways to grow that business, which is really critical and important. Can you give folks an update on the rebranding process insofar as it relates to our planning? Renato Ascoli Chief Executive Officer, Global Lottery of IGT Yeah, happy to. First of all, I'm pretty sure this question is coming from the IT department, right? So, please confess. They are eager to know what our life would be like, so our email would be changed, our website would be changed. So, the way we are addressing friends and colleagues and customers would change dramatically and by the way, I do sympathize with that. I'm joking, certainly. They need to know as soon as possible because they need to manage a major overhaul, they need to turn all the systems, all the RPs that are the pin in our future name. But specific to the branding exercise, what I can share with you is that I'm very pleased by the way the process is being carried out. First of all, I cherish the way Wendy Montgomery is leading the process. As you all know, she's very passionate about this kind of exercise. We recently did a good job with her within the gaming power and the bull's eye exercise. It was very much the foundational path for her potential branding or rebranding. The second thing is that as you rightly said Vince, this is not just deciding what the next name would be like, it's deciding what is the promise that we make to the market, what is the DNA of our segment, the lottery segment. So, it all boils down to understanding who we were and where we want to go. So, what is our heritage and what is our promise to the future that we've made to ourselves? And the team is managing this in a very comprehensive and detailed way. The team is the other thing I'm very proud and happy to have conversation with. We are supported by a bunch of pretty, obviously, top level professionals. There's more than 100 people in the company, colleagues, that are offering their viewpoint about what the next company should be branded, and they're also interviewing customers and vendors or external stakeholders. And finally, I would say the shortlisted names that we have discussed recently, they all excite me, at all. So, I had to promise not to disclose my preference and so this is not something that I can give away today, but I'm very excited about the final outcome, so stay tuned. I think that the exciting times are about to happen.

4 Vince Sadusky All right. So, you're not going lay it on to what the lottery name is going to be? Is it going to be something really weird and crazy? Is it going to be something that kind of makes sense? Renato Ascoli No, I think it's going to be sound, emotional and forward looking. Vince Sadusky Okay. All right. Is it going to be GTECH? Renato Ascoli I'm not sure about that. I don't believe so, anyhow. Vince Sadusky Okay. Well, very good, stay tuned. It's a super fun exercise and a lot of folks have been involved and engaged in it and I think ultimately, we'll come out with a name that I'm sure will be very, very interesting. All right. Let's switch on over to gaming, and now that you're lottery, I can't ask you this question. I have to ask Nick this question. So, Nick, all kidding aside, the combination of Everi and IGT is powerful and one of the areas that is really going to be critical for us to be successful is the incremental firepower we get from the studio business, right? We've got studios all over the world. We've enjoyed great success, probably some of the best momentum we've had in over a decade, thanks to all the good work and real focus and kind of learnings that we've internalized over the years. On the gaming side, we bring in Everi, which has had some very good success in their games as well. How do you manage all that? What will that studio organization and design look like and how will we ultimately ensure that one plus one equals three, that we get incremental great game output and not just more games? Nick Khin Chief Operating Officer in Gaming of IGT Yeah, thanks, Vince. Look, I love talking about games, so, and the studios and as you said, we've got great studios. You know, we've got over a dozen studios ourselves. I'm not going to attempt to name all the locations that they're in because I'm sure I'll miss one and they'll hate me forever. But, you know, we already have a great studio, global studio network, and I'm really excited about the fact that, you know, Everi is bringing along with it, you know, a similar sort of studio network, it's smaller obviously in size than the IGT Studio network. But the combination of our two, studio footprints is really going to be very impressive, so really excited about that. It's not so much about the quantity of games, and it never has been about the quantity of games. It's about the quality of games. And I think we know what we have seen is that just a handful of games can really change and have such a big positive impact on our business. You just look at our North American premium install base, you know, we've grown that seven consecutive quarters and it's being driven by a handful of games like Mystery of the Lamp, like Prosperity Link, and now a game called Tiger and Dragon, that we're just getting out there. So, you know, it is about the quality of games. We are making, as you said, significant progress. I'm very proud of the progress that we've been making over the last couple of years in both the premium area as well as in the core area. And, the exciting thing is, I think Everi is making progress too. They've launched new cabinets in the last, you know, 6 to 9 months and some of the new games that they've got on those new cabinets are starting to appear in the top charts.

5 Vince Sadusky But, how about redundancies? So, when you think about the fact that, you know, Everi has been very strong in class two, IGT, not as strong, probably a bit stronger in areas like class three, but we both have studios that have the intent of producing class three games, class two games. Everi is getting into the VLT market, IGT has been in the VLT market. How do you think about the overlap in capabilities in the studios? Nick Khin Yeah, look, I don't see the studios being negatively impacted at all as part of this transaction, and I think I made that clear. I actually was fortunate enough to have a meeting with most of the studio leaders and producers, I think the day after we announced the transaction, but I do not see any negative impact on our studio footprint at all as a result of this transaction. Your other point's a good one. I think the portfolios of both companies are very complementary. They really are. You know, Everi do have a great class two install base, a very strong class two. We have a smaller class two install base. We have been growing that organically over the last couple of years, but Everi has a much bigger footprint and a lot of experience in that area that I think we can certainly learn from. Very excited about the fintech business that Everi bring along with them, you know, we obviously have a great casino management systems business with a blue-chip customer base. They have a great fintech business with also a blue- chip customer base. And I know our customers that have both solutions, both advantages as well as Everi's fintech solutions are really excited about this combination. Vince Sadusky Very good, and I would reinforce in that message that the premise of the combination really is about building more great games. Nick Khin Absolutely. Vince Sadusky We need as much terrific talent in that area as we possibly can muster. So, I think that's well said. All right, Dorothy, we've had some questions about our HR organization, our HR systems, benefits, will benefits continue? Will they be the same? Any comments or any insight you can give on that front, both on the remaining lottery side and on the combination with Everi? As you know, this is a critically important question for most folks. Dorothy Costa Senior Vice President, People & Transformation of IGT Absolutely. I'm sure payroll and benefits is probably top of mind for everybody so I can understand the importance and the relevance of the question. So, I would just say at this point, as we think about benefits for RemainCo, I think is the easiest here in terms. RemainCo will go through the normal process of open enrollment this year, which is that October, November timeframe. And in terms of SpinCo, the benefits will continue through the end of the year regardless of where we close the transaction. Going into 2025, we have what we call these transitional services agreements or TSA's. And what TSA's do is that at time of close, if there's specific services that we are not ready to go live with, we have a TSA that allows us to continue providing those services for a period of time. So, we anticipate for payroll, for example, for employees that will be part of SpinCo, that we will have a TSA for a period of, let's say, 3 to 6 months following the close.

6 In terms of benefits, that's still to be determined. There's a possibility that employees that will convey, they will either go through an open enrollment, but they'll continue their benefits going into 2025 for a period of time through the TSA, or on day one, you may end up being in a situation where you will be part of the new benefits of the new combined entity. The goal here is that it'll be comparable to those benefits that you enjoy today, and that's for the U.S. Outside of the U.S., it's obviously a little bit more complicated. We need to set up a payroll infrastructure, and again, it's complex in the sense we have many different countries and different laws and requirements that we have to ensure that we're compliant with. So, we'll have to work through that, and that can take up to probably a year or so before we're ready to move that over to the combined entity. But again, no changes to statutory benefits and again, same goal here, same, or similar benefits that employees enjoy today. Vince Sadusky That's good news. Dorothy Costa Yes. No. Absolutely. Absolutely. Vince Sadusky All right. Next question is for Max. It's a really interesting question. So Max, someone asked, you know, we're talking about separation of the lottery and the gaming business merging into Everi, they'll be two separate companies, yet someone said they read that our shareholders are going to own stock in both companies. So, does that really mean that this is a full separation? Does that really allow for each company to operate independently? Can you maybe just kind of help to explain how that all works? Max Chiara Chief Financial Officer of IGT Yes. So, as Fabio alluded to initially, the separation will be completed through technically a spinoff where shares of the spun off business will be delivered to the same shareholders group of IGT today, so that same shareholder group will continue to own 100% of the remaining IGT business, which again is the lottery business plus the corporate functions. And then, they will own as a result of the merger with Everi, about 50%, or 54% on day one of their new resulting entity. So again, there will be a separation on two different type of stocks. Both stocks would be actually renamed because Everi, which is the entity that holds today the Everi assets and is publicly listed on the New York Stock Exchange, will be renamed into IGT, and IGT would be renamed into a new name. That process again is moving forward and hopefully will have a target name soon to be disclosed. Vince Sadusky Very good. So, no issue. That structure doesn't preclude the entities from operating independent of each other. Max Chiara It will absolutely operate independently with the exception of this transition service agreement that Dorothy mentioned. They are typically put in place to facilitate the separations and create a smooth process so that there are no interruption in services. Think about payroll, or payment to suppliers, or anything else that is kind of operating normally within a role of the roof of one single company in this particular case needs to be operating from day one into two separate entities with

7 a ring-fencing approach so that the TSA's the best mechanism in place to be able to guarantee the continuity of those critical services. Vince Sadusky That makes sense. So, you're guaranteeing that on day one, everyone gets paid? Max Chiara Yes. Vince Sadusky That's all I want to hear. That's all I want to know. All right, so the next question is for Gil. Similar to the question that was posed for land-based gaming, for iGaming, you know, how do you think about the game development process and how will you look to integrate the iGaming capabilities of the two companies going forward? Gil Rotem President, IGT PlayDigital So, when we look at Everi's portfolio, it is complementary to what we have, especially on the staples, this is something that on PlayDigital, we're not as strong as Everi. We're looking at the content, we're looking at the distribution and we're looking at the tech. So, in terms of the content, we've got to integrate their system into our system using our RGS. Our RGS is probably the most advanced and the best in North America. It's easy for us to do the integration, and that will allow us immediately to distribute their content not only in North America but also around the world. So, in all the areas that Everi are not strong, this will give us a quick win and immediate synergies. In terms of the content, we're looking at how to leverage what we have on IGT, the tools, how to push their games more, using our engagement tools in our free spins, using our cash drop, so all the new tools that we have, and they lack on, in order to create more value for their games. So, this combination, together with the content, distribution and tools, we believe will give us even a better position or to strengthen our position in North America and also to get more revenue immediate wins in the rest of the world. Vince Sadusky I think that's pretty exciting. When you think about the growth that we've achieved on PlayDigital over the last three plus years, you know, to be able to add some incremental content that's been successful with Everi's top games. I think that's a pretty exciting initial step right out of the gate. Gil Rotem Especially, as you mentioned, with their success of the content and the game and the way they work with our IP and our mechanic, we can create synergies that will allow us to, as Nick mentioned, to create more quality games and quality content, not just the quantity, the quality and the quantity that we need. Vince Sadusky Right. Very good. Going back to Fabio. Fabio, we had a question somebody asked, we've communicated the designation of whether or not folks are with lottery or gaming, but without having the organizational structure announced, you know, why would we do that and why not just do it all at one time?

8 Fabio Celadon That's an interesting question. So, it was important for us to ensure that those people who are not naturally gravitating to one bucket or the other because of their job and the fact that they have belonged to a shared service, those people would know and would be notified by their supervisor, by their managers. There will be separation activities when it comes to the head count management system, payroll, even emails that will require separation teams to manage information about the census and we wanted to absolutely avoid that people would know about their destination based on the separation activity as opposed to the communication by their manager. So that's the reason why we've done that. Vince Sadusky Also, somebody asked would we be able to see an overall company chart that shows kind of designations of people across the entire entities? Fabio Celadon We don't think that that tool would serve any real purpose other than satisfying curiosity, which is a clearly not our goal here. But I think on a need to know basis, there would be separation teams like IT and things like that that will know what to do and when and need to know where other employees will land, but for the general population we'll not make it available. You know, as we progress in this separation activity and in the planning for integration and the organizational design, decisions will be made. At that point, we'll communicate to people more broadly about the organization. Vince Sadusky Very good. Staying on the theme of organization, Renato, on the lottery side, we've got a question around what will the organization of lottery look like post-separation in particular, iLottery, will it remain in its current location in the organization? Any perceived changes to that organization? Renato Ascoli I would say the iLottery business, as we all know, is the linchpin of the growth of lottery over the next year. So, it would be almost a necessity to maintain iLottery visible, prominent in the organization, supported by the best people that we can have because the challenge in reaching the target that we set over the plan, our eyes are not minimal and the growth is predicated upon consistent growth, organic growth, I would say, supported by good games once again, and also try to win more space, more room, bring more customers to join the soon-to-be new IGT lottery space. I believe that on a personal basis, I will bring some of the great experiences that I learned here in the gaming space into the iLottery space, because there are many similarities that we can leverage. Think of the importance of the math, the price structure is critical for the success of a game, and building the nice repository as Dubravka and Garrett did in grants, and then they offer it to the rest of the team, something that we need to expand into the lottery space. Think of A.I. I mean the team, once again, some guys have started using A.I. to be smarter, swifter and more rapid in developing games, something that we have to introduce in lottery too. And a very important role, think of all the testing. We test, test, test games in the gaming space all the time. I think we should do that in the lottery space and postmortems and understand why a game is not on par with competition. Is this the start of the improvement process that we still need to make? So, organizationally, the iLottery space will maintain a huge visibility in the organization. And personally, I would provide a lot of TLC to that business, as much as I can.

9 Vince Sadusky Yeah, that's great. It is critical to our growth given lottery is such a mature business at the retail side. iLottery growth has been pretty terrific for us over the last three or four years and we really are counting on that to continue in the same way we're best in class for retail. The critical work we've talked about this quite a bit, Renato and I, it's critical we're best in class in the iLottery. Renato Ascoli We're trying, this is on par with the retail. Vince Sadusky So, Nick, I'll come back to you. Somebody asked or observed that we don't seem to have a lot of games that are top performing on Eilers charts and I would beg to differ with that, somebody may be looking at a chart that's a couple of years old. But, you know, at the risk of getting you instead, I'd give the question to you unvarnished and ask you, what are we doing about that? Nick Khin We always want more games in the top charts, let's face it. And having said that, I mean, obviously in some of the business verticals which we operate like poker and VLT, we have a significant number of games in the top charts. I think last month in poker, 24 of the top 25 games were IGT. I was a little disappointed that we didn't have that 25th game in there. But, you know, obviously we do well in poker and VLT. Core video has been, you know, and premium videos has been a real focus area for us, you know, the last few years. And we're making good progress. You know, games I mentioned them before like Mystery of the Lamp and Magic Treasures and soon, I'm pretty sure Tiger and Dragon will be in the next round of the performance charts. You know, they're all in there, they're on the top charts. But yes, absolutely. You know, we are focused on increasing our representation in those charts. We have been looking, studying very hard at the game mechanics that are out there in the marketplace, making sure that the games that we're designing include those mechanics that players really want and really enjoy playing. You know, we've set up fairly regular game summits and game workshops, making sure that we're leveraging the ideas across our studios, across the globe when it comes to game concepts. And in fact, starting this month, I'm getting personally involved in the review of games as well. But, you know, like I said, I think we're making good progress. We've got a good number of games in the charts already. But yes, we can always improve, and I'd love to see more of our games in those top chart lists. Vince Sadusky All kidding aside, we have made great, great progress. We have made very, very strong games in the premium space, which has allowed us to really change our fortunes pretty significantly in install base, which is absolutely critical. Next question is for Gil. Gil, someone asked if we plan on preserving the Everi brand in the iCasino marketplace where we go to markets. Gil Rotem So, as we mentioned, when we announced the transaction, the feedback we got from the operator is that Everi are doing a great game, the guys are doing a good job and the operator, actually were excited about the synergies we can get from IGT and Everi. So, currently, because Everi are doing what they do very well, the immediate plan or shelter plan is to integrate them. If Everi continues distribution, especially in North America as Everi, no change. Integrate them into our system, allow them to benefit from our tools and our RGS and distribute them on the rest of the world. And then, it depends on where we think the brand will work the best. But the idea is to focus on how to get the synergies from the brand and from IGT and Everi combined. So, we're not going to ignore the brand and I think the

10 games will still continue to be available on the floor in North America. They have the value, and we plan to keep the most of it. Vince Sadusky Very good, very clear. Dorothy, we got a question around hire rate during this period between kind of signing and waiting for regulatory approval and close or transaction and in consummate the separation. Are we planning on instituting a hiring freeze during this period? Dorothy Costa No, we don't foresee having any hiring freeze for any of our business areas or any of our corporate functions. In fact, today we actively have over 250 full-time open requisitions. As of early May, we filled over 500 positions both internally and externally. So, there is quite a bit of work that needs to be done to continue to move forward. We also need to remember, as we're continuing to do work towards closing this transaction, that we made a commitment, our customers are expecting us to deliver, and we need to deliver, and we need to stick to our commitments. So, talent is and will continue to be, a top priority for us in ensuring we're bringing in talent into the organization and continuing to invest in our talent has to be a high priority to ensure our success for SpinCo and RemainCo. Vince Sadusky Very good. So, if you know good people out there, bring them to us. We continue to hire. We've got a never-ending need for great people. Next question goes over to Fabio. Someone had observed that there was a conversation around Everi's very strong fintech business, IGT's very strong system business, and, you know, the combination of that could be very powerful and they wanted to just say, what does that mean? Fabio Celadon Well, look, this is one of the areas where we're very excited about the combination. It's a fantastic opportunity. We didn't know much about fintech before we started engaging with Everi and now that we know more, it really does provide a lot of opportunities. Now, we will truly be the only one stop shop provider out there with respect to anything that goes from financial access, ragtag, casino management system solutions and so forth. And so for our customers, respectively, we could play agnostic and we, in fact, are providing solutions that are agnostic. Our casino management system doesn't need the Everi solutions, nor does the Everi solution require our casino management system. But the very powerful value proposition is when we combine those two offerings, we can truly provide our customers with a unique proposition. Think about having access to data about players spending on the casino floor as well as casino management system and all the fintech type data available to customers, it can truly provide a holistic view to the player, whatever they do around the casino floor. There's also an additional benefit, which is obviously, we don't just provide advantage system solutions, we also provide intelligent system solutions so the distributed marketplaces where fintech solutions haven't been provided and our footprint domestically and internationally in VLT can provide a very good avenue for Everi services. And then, obviously, we are present in cashless, both of us. And cashless is one of those areas where, you know, so far there hasn't been a killer application. There's a lot of friction in the player experience and by way of providing the eWallet through Everi and the gateway and everything else that is part of our casino management system solution, that's a unique proposition. So, as big jurisdictions go from cash to cashless, we'll be the unique player that can provide that. And in our experience down under in Australia collaborating with them for one of our customers, is a clear testament to the value proposition. Vince Sadusky Yeah, I know I'm very excited about that opportunity.

11 The second part of the question that someone asked, with this increase capability through the combination being so powerful, would we envision going outside of our core competency of the casino floor and getting into other adjacencies like food and beverage and hospitality? Fabio Celadon Although there certainly are potential opportunities in adjacencies, but I think there's so much to do in our core market to support our gaming customers, both in venue based gaming and distributed gaming that we'll certainly stick to core market opportunities first, because there's a ton of opportunities for us to apply value there. Vince Sadusky Makes sense. Shifting back over to lottery, Renato, someone observed, you know, there seems like there's a lot of action going on in the gaming side with the combination of our gaming business and Everi and these products and tools and services. Are there any plans for M&A, for acquisitions, to take place on the lottery side to enhance that business? Renato Ascoli I would say it's business as usual, right? We always look at opportunities to improve our competitive position so that could via organic growth, via talent acquisition is something that we say we need to be very focused on, could be via the acquisition of a smaller company, a bigger company. We are open to partner. So, depending upon the opportunity, depending upon the new markets and new geographies we want to target, I would say different solutions may appear. So, nothing that we can, discuss and discuss today. But I think that the appetite for that to happen will remain the same. Vince Sadusky Great. Yeah, I would add to that, really being a leader in a space, the opportunity is always greatest when you can organically build products and services. We have great teams and great people and we've been doing that in a lot of different areas of the business, be it automation, be it iLottery, but being open to that of course I think makes a lot of sense. Renato Ascoli Yeah. But, at the same time we want to remain humble, right? So maybe, yes, we are a leader in the market, most of the segments of the market, but not all, right? Think of iLottery, think of printing, think of some parts of the world outside of North America. So, we need to remain humble and assess everyday whether we have internally the capacity to make the targets credible and reach the challenge objective that we set, or whether we need simply to add something to our tool kits, another partner, another person, another skill, another company. Vince Sadusky Makes perfect sense. Going back to a gaming question, Nick, someone just asked simply, to put these companies together seems like a lot of work, complicated, how will we ultimately achieve our goal of being the best gaming company in the business? Nick Khin Great question. Look, I think there's three things we need to do. First of all, we need to obviously defend those kind of leadership positions that I talked about before, segments like poker, you know, where we obviously do incredibly well, VLT, where you know, we're number one in almost every North American VLT market. We're really proud of our VLT business.

12 Secondly, you know, we need to take advantage of the expansion opportunities that are out there. There's some exciting things happening in various jurisdictions. We're watching Brazil very closely, of course, but right here in North America, there's a number of potential new VLT markets for us that they could open up. There are segments like ETGs and class two, you know, I think we can organically grow our business. And of course, internationally is a huge, huge opportunity for us to expand and increase our level of international business in all the regions, Latin America, Europe and Asia, including Australia. But really the number one thing we absolutely need to do, is we need to grow in the area of video. You know, and as I mentioned before, you know, this is a critical focus and has been for a number of years now for us, a critical focus area. We need to grow our overall share in the video market, both here in North America as well as international. And also, we've been you know, we've successfully grown that premium install base that we talked about before. We need to continue to grow that premium install base. So those are kind of the three things. Vince Sadusky That's really a product, strategy, product, methodically, category by category. Gil, speaking about M&A, somebody I think had a really good observation said, you know, we recently did a major acquisition in PlayDigital by acquiring iSoftBet years ago. What kind of lessons have we learned from that that will increase our capability and chances for success of a good integration with Everi? Gil Rotem I think the one thing that we learned is that we need good people and I think with the integration with the iSoftBet, we met the team that had a very tight and aggressive deadlines in order to do the integration. And we met the people were right up to, you know, to deliver. When we met Everi, we found out the hungry team very enthusiastic to be part of IGT. Again, they look at us, and I think we all agreed before, we're bigger, our distribution is bigger and stronger, but together we are aiming to look, to grow and to be even bigger you know, in North America and internationally. So, the first thing is really to make sure that our tech stocks and our roadmap are aligned, and that's something that we are already working. The other thing that I know we are working, I know Dorothy and her team is working, is really about how to integrate the team into really being one company and I know that P&T are working on it quite fiercely right now. We look at the CIO team to work on the tools, if it's JIRA, if it's all the other supporting tools for the tech stock in the tech teams to support the deal. If we're talking about compliance, how to make sure that we're clear all the others in every jurisdiction, and at the end of the day, we need to make sure that the people are focused on delivering what we want to do, and for me, that's the key. Vince Sadusky There's really no replacement for experience in having done combinations. I think it just makes us smarter and better for the next time around. Dorothy, somebody asked a question around co-location. So, now we've got various locations throughout the world where lottery and gaming are co-located. Is there a plan to separate that real estate? And then also for certain individuals, there's some individuals that have, for example, an employment agreement with lottery, and they're working on gaming, I wasn't sure if we've got some thoughts around those combinations once we separate? Dorothy Costa Yeah, no, obviously this is really complex, especially if we look at real estate being a global company and having so many different facilities around the world where employees occupy. So, we've performed a really comprehensive review of all of our real estate and in doing so, as part of that review, we looked at the populations of the people that are assigned to these facilities to determine if it's primarily RemainCo

13 employees or SpinCo employees. And as a result, we've identified with the employees that we have that may not have a facility assigned to them. And so, the second part of that process or that phase is that we are reaching out to key stakeholders throughout the organization and understanding a little bit more about the roles of the individuals who may not have a facility assigned to them as a result of the separation and understanding a little bit more about what's their role and responsibility, is this a position where they can operate remotely? Is this a position that requires them to have access to specific equipment or technology that requires them to be in a facility? So, there's a lot, it's a very detailed review and understanding of the talent that we have out there, in addition to understanding what're options, right? Is it, do we need to occupy another facility? Do we want to sublet, or do we have opportunities to sublet the facilities or the real estate that we have today? So, all those things are coming into play as we continue to make those decisions. We've also done a similar exercise, very comprehensive exercise around legal entities, and we know for employees around the world, they're very anxious to understand in terms of what that means for them. And so again, understanding that we're looking at various options, including, you know, can we create a new legal entity, is there an opportunity where an employee may want to relocate to another location? So, all of those things, so again, we're not in a position right now to start to communicate that, but similar to what we did when we communicated SpinCo and RemainCo designations, we will certainly communicate this to employees once we're ready to do so. Vince Sadusky Question for Max, this must've come from somebody in finance. They were curious about what kind of interest rate could IGT expect to pay on its debt? Max Chiara So again, in a situation like this where you have a long time to close, the most important thing is to achieve a designated commitment from financial institutions that can stand behind and support the execution of the transaction, so that has been achieved in connection with the initial announcement. Together with Fabio, we have evolved that commitment by extending to more financial institutions. So again, we feel very good about the ability to execute the transaction and have the appropriate resources in place at the right time. Speaking about the interest rate, specifically, probably it’s a little bit too early to say exactly what the interest is going to be. It's very likely going to be a combination of base rates and the spread. The spread is typically based upon your credit rating. So again, there is a lot of work that needs to be accomplished. In the meantime, obviously, we have to watch out and see if that interest rate curve will start to drop a little bit towards the end of the year, hopefully. And so, that will allow IGT, obviously the new IGT, to enjoy competitive rates down the road. But in general terms, we are expecting to be in the 250 to 350 basis point of spread above that business rate. Vince Sadusky Great. I think the really exciting part of that really wasn't part of the question is the significant debt reduction has taken place over really the last three years post COVID based upon some really good smart strategic actions by the team, by the finance team in particular and the strategy team as well as just really good performance enabling us to get our debt down. Max Chiara Yeah, I mean absolutely that is definitely one of the conditions that allowed IGT to really move forward with its long- term strategy. When I joined the company back in 2020, we were sitting with $7 billion of debt. Since then, we have been to a combination of pruning of our assets. So, we have kind of identified assets that were not core to the portfolio and with Fabio's support, we have been able to execute sale transactions, collect cash. We have applied that cash to reduce debt.

14 Plus, obviously, we have executed the famous Optima program in the last three years, starting with gaming and cutting across the corporate organization as well. We are very disciplined on cost management that has allowed us to become more predictable in generating cash flow. And we have applied that excess cash flows into debt reduction. Now, as you know, we closed the year 2023 with the historical low point of 2.9 times debt to EBITDA, which is a great position to be in facing the final step of the transaction execution. Vince Sadusky Yeah, that's great. Great having a really firm financial footing. Next question is for Fabio. Somebody said, look, I'm bought in, I'm ready to go on the gaming side. When can I and my team start interacting with the studio personnel and systems with the Everi teams? Nick Khin And I didn't ask that question. Fabio Celadon Yeah, exactly. I was going to ask, was it Nick's question? Nick Khin No, it wasn't my question. Fabio Celadon Well, the answer is slow down. We're in a regulated environment, we have entered into a transaction with Everi, we're all excited about that. We're there. We were all excited about that. But, until we clear certain hurdles, and the two shareholder groups vote in favor of the deal, we can only plan for integration, we cannot execute. There are certain milestones, as I mentioned, we need to get gaming regulators and fintech regulators to approve the deal. Until we close, we need to be very disciplined. We need to work with the transaction management office and plan for integration. And, you know, that's unfortunately what we have to do. We need to be patient. Vince Sadusky But we've been making great plans. Fabio Celadon But we're making great progress with respect to plan. Yeah, that's for sure. Vince Sadusky It couldn't involve everybody, but just a few weeks ago here in Las Vegas, we had teams from both Everi and IGT folks, leaders from around the world participate in person and get things kicked off and there's workstreams that are running so that when we do hit day one, we're sure we've got a great plan. Next question, Renato, global lottery, they get a great deal of logistical support from Reno, which is under the gaming entity, as you well know. Now, what are the plans for that? How does lottery keep or maintain that capability going forward after we separate? Renato Ascoli Yeah. So, the ambition here will be to become independent as early as possible. So, speaking of TSAs, I trust that that would be no TSAs at all but a very small one here because of logistics in general the supply chain activity was so

15 critical to the business. You need to become, let's say, completely hands on with that. I think that overall, we are now looking at who the leaders of the new supply chain structure would be like including logistics. I think we are making good progress. I think we have identified the new leadership in the field services area, saying to be a great job, to Shondra, already is showing that we're ready to be together in separating the group, but more importantly in identifying the next leaders in the lottery space. I think we are in a very good position with that procurement. Also, same story here, Bryce Smith, great manager, great leader and a great trainer for people to have learned how to become independent. We are still working on all the managers and logistics paths, half an inch a year. But I think that in this short period of time would be the condition to have a clear idea on how to do it independently. And clearly the focus on the epicenter or the new organization would be moving more towards Providence, as you can imagine, rather than remaining in Reno. So, I do not anticipate having a significant presence in Reno anymore when everything is said and done. Vince Sadusky So, Renato, this question we've gotten from more people than any other question. Once we formally separate, can gaming people play the lottery? Renato Ascoli I love this question. I take it as a sincere desire to play more lottery and so any operator in lottery wants to increase the play a bit. So, thank you, and I would encourage you to do that. Having said that, just be aware of a couple of things. So, rule number one, we are not separated yet. Even if it were to be separated at the closing, these entanglements created by the TSA has actually created some kind of relation, some connection still within gaming and lottery. So, you're not completely separated yet. At some point in time, that will happen, and I believe at that point in time, there would be no reasons why people in the gaming space should not spend time with lottery products. If you do, and please do, just give me your feedback, and tell me what you think about the product that we provide and the potential mistakes that we make. I trust the gaming team to be very sophisticated in game design and so whatever feedback, as you know, as harsh as possible as true as possible, will always be working on my side. Vince Sadusky And that works both ways too, right? We encourage lottery folks to certainly, have that with some of our great slot machine games. So, I think we've covered a lot of ground here. We tried to get to everyone's questions. We have one final question, which is for Dorothy. You know, today I think it was another good step in trying to communicate as much as we possibly can as we march towards an ultimate closing of the separation. Somebody asked, where can I continue to kind of find information and what's our plan to continue to share information with employees? Dorothy Costa Sure. So, as we had communicated in April, we have many different channels in which we communicate and one in particular is our Strategic Evaluation microsite, which is on OneIGT. And there, you can find anything from a recap of events, you can find responses to many of your questions that we're getting on, ever since we made the announcement, we've been getting questions on a regular basis and we are posting those questions on the microsite in addition to a transaction overview, as well as a link to submit questions to us. So again, keep those coming forward. It's really important for us. Also, when we announced, we made a commitment to provide periodic updates from you, Vince, and we've been doing that in order to ensure that employees are really up to speed and understanding in terms

16 of where we are in the process of the work that we're doing and in terms of closing the transaction, in addition to educating employees. You're probably hearing a lot of new terminology out there that you might not be familiar with and ensuring that you understand that terminology, to understand where we're coming from and what we're discussing, is really important for us. So, we're going to continue to do that as well, so that's another opportunity here that we have. But really the most important thing for us is to really hear from our employees and continue to hear from our employees. We'd like to continue getting feedback, we'd like to continue hearing about specific questions that they still want to understand or even understanding more about what's the best form to communicate? We've noticed that we've gotten a lot of the same questions over and over again, which tells us maybe we're not communicating in the best way, right? Maybe email or posting things are not the best way. So, if there's any thoughts around other ways in which we can do that, please let us know that and you can do that in many different ways. One of which is if you want to do that anonymously, you can do that through YourIGT or you can post any question, again, working through your people partner, you can ask questions as well as you can post anything in the dedicated link to some of these specific feedbacks. So, keep them coming in. It's really important for us and we really appreciate all the feedback we've received to date. But again, it's really important to hear from each and every one of you so we can address those concerns. Vince Sadusky Terrific. Well, I'd like to thank everyone for paying attention and listening in on this. We thought it was important to bring together a group of executives who are based all over the world to collectively address periodically these questions. Hopefully you found this a good format, give us your feedback. We're happy to take it and make any changes on a go forward basis. But I think overall, what you've heard here is genuine excitement for the separation and the ability for each company to have its own personality and its own focus. I think that's truly the benefit from this. And there's a lot of steps along the way, and we're trying to evolve as many people as we possibly can. And we, as we say, continue to stay tuned as we get closer and closer to the actual separation of the businesses and we appreciate everybody doing everything they do on a daily basis to continue to make us successful. So, thank you. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations

17 Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger

18 Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.